Exhibit 4.9

DESCRIPTION OF SECURITIES

General

This describes the general terms of our capital stock. For a more detailed description of our capital stock, you should read the applicable provisions of the Delaware General Corporation Law, or DGCL, and our charter and bylaws.

Our certificate of incorporation provides that we may issue up to 200,000,000 shares of common stock, par value $0.0001 per share, and up to 50,000,000 shares of preferred stock, par value $0.0001 per share, and permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. As of September 19, 2022, there were 62,432,727 shares of our common stock outstanding and no shares of our preferred stock outstanding. Under Delaware law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Holders of our common stock generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock. The outstanding shares of common stock are, and any shares offered by this prospectus will be when issued and paid for, fully paid and nonassessable.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. In uncontested elections, directors are elected by a majority of all of the votes cast in the election of directors, and in contested elections, directors are elected by a plurality of all of the votes cast in the election of directors.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue, at any time and from time to time, up to 50,000,000 shares of our preferred stock in one or more classes or series. Each such class or series shall have such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by our board of directors and set forth in articles supplementary relating to such class or series. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend or liquidation preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends or liquidation amounts on common stock.

A prospectus supplement, relating to any offered class or series of preferred stock, will specify the following terms of such class or series, as applicable:

●	the designation and par value of such class or series of preferred stock,
●	the number of shares of such class or series of preferred stock offered, the liquidation preference per share and the offering price of such class or series of preferred stock,

●	the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such class or series of preferred stock,
●	whether dividends on such class or series of preferred stock are cumulative or not and, if cumulative, the date from which dividends on such class or series of preferred stock shall accumulate,
●	the provision for a sinking fund, if any, for such class or series of preferred stock,
●	the provision for redemption, if applicable, of such class or series of preferred stock,
●	any listing of such class or series of preferred stock on any securities exchange,
●	the preemptive rights, if any, of such class or series of preferred stock,
●	the terms and conditions, if applicable, upon which shares such class or series of preferred stock will be convertible into shares of our common stock or shares of any other class or series of our stock or other securities, including the conversion price (or manner of calculation thereof),
●	a discussion of any additional material federal income tax consequences applicable to an investment in such class or series of preferred stock,
●	the relative ranking and preferences of such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our Company,
●	any limitations on issuance of any class or series of stock ranking senior to or on parity with such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our Company,
●	any voting rights of such class or series of preferred stock, and
●	any other specific terms, preferences, rights, limitations or restrictions of such class or series of preferred stock.

Warrants

We may issue warrants to purchase the securities described in this prospectus. Unless otherwise provided in the applicable prospectus supplement, each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. Additional information regarding any warrants we may offer and the related warrant agreement will be set forth in the applicable prospectus supplement. As of September 23, 2022, the following warrants were outstanding:

●	162,790 warrants, issued in March 2018, exercisable into 162,790 shares of Aytu common stock, with a $108.00 strike price and set to expire in March 2023;
●	419,160 warrants issued in October 2018, exercisable into 419,160 shares of Aytu common stock, with a $15.00 strike price and set to expire in October 2023;
●	50,870 Placement Agent Warrants issued March 13, 2020, exercisable into 50,870 shares of Aytu common stock, with a $14.38 strike price and set to expire in March 2025;
●	104,000 Placement Agent Warrants issued March 13, 2020, exercisable into 104,000 shares of Aytu common stock, with a $15.63 strike price and set to expire in March 2025;
●	81,505 Placement Agent Warrants issued March 23, 2020, exercisable into 81,505 shares of Aytu common stock, with a $19.94 strike price and set to expire in March 2025;
●	919 warrants assumed as part of the February 14, 2020 Merger with Innovus Pharmaceuticals, Inc., exercisable into approximately 919 shares of Aytu common stock, with a weighted-average strike price of $196.88 and a weighted-average expiration date of March 2023;
●	311,458 Placement Agent Warrants issued December 15, 2020. Exercisable into 311,458 shares of Aytu common stock, with a $7.50 strike price and set to expire in December 2025;
●	867,769 warrants, issued in January 2022, exercisable into 867,769 shares of Aytu common stock, with a $1.21 strike price and set expire in January 2027;
●	6,666,000 warrants, issued in March 2022, exercisable into 6,666,000 shares of Aytu common stock, with a $1.30 strike price and set to expire in March 2027; and
●	23,255,814 warrants, issued in August 2022, exercisable into 23,255,814 shares of Aytu common stock, with a $0.43 strike price and set to expire in August 2027.

Each of these warrants entitles the holder to purchase one share of common stock at prices ranging between $0.43 and $196.88, as converted, per share, with a weighted average exercise price of $1.55 per share. Certain of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of dividends, share splits, reorganizations and reclassifications and consolidations. Certain of these warrants contain a provision requiring a reduction to the exercise price in the event we issue common stock, or securities convertible into or exercisable for common stock, at a price per share lower than the warrant exercise price.

Options

On June 1, 2015, our stockholders approved the 2015 Stock Option and Incentive Plan, which provides for the award of stock options, stock appreciation rights, restricted stock and other equity awards for up to an aggregate of 3.0 million shares of common stock. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

As of August 31, 2017, we had outstanding options to purchase an aggregate of 38,263 shares of our common stock at a weighted average exercise price of $16.31 per share. Of these, an aggregate of 23,385 are exercisable. The outstanding options have vesting requirements with an aggregate of 3,748 vesting one third on each of November

11, 2016, 2017 and 2018, an aggregate of 1,560 vesting one quarter on each of November 11, 2016, 2017, 2018 and 2019, an aggregate of 104 vesting one quarter on each of August 7, 2016, 2017, 2018 and 2019, an aggregate of 7,966 vesting one third on each of July 7, 2017, 2018 and 2019 and an aggregate of 1,500 vesting in full on November 4, 2017.

The 2015 Plan is administered by our Board or a committee designated by the Board (as applicable, the Administrator). The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Administrator may delegate to our Chief Executive Officer the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Persons eligible to participate in the 2015 Plan are full or part-time officers, employees, non-employee directors, directors and other key persons (including consultants and prospective officers) of our company and its subsidiaries as selected from time to time by the Administrator in its discretion. Approximately 30 individuals are currently eligible to participate in the 2015 Plan, which includes officers, employees who are not officers, non-employee director, former employees and other individuals who are primarily consultants.

The 2015 Plan provides that upon the effectiveness of a “sale event” as defined in the 2015 Plan, except as otherwise provided by the Administrator in the award agreement, all stock options, stock appreciation rights and other awards will be assumed or continued by the successor entity and adjusted accordingly to take into account the impact of the transaction. To the extent, however, that the parties to such sale event do not agree that all stock options, stock appreciation rights or any other awards shall be assumed or continued, then such stock options and stock appreciation rights shall become fully exercisable and the restrictions and conditions on all such other awards with time-based conditions will automatically be deemed waived. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the Administrator’s discretion. In addition, in the case of a sale event in which our stockholders will receive cash consideration, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights in exchange for the cancellation thereto.

Quotation on the NASDAQ Capital Market

Our common stock is quoted on the Nasdaq Capital Market under the symbol “AYTU”.

Transfer Agent

The transfer agent of our common stock is Issuer Direct Corporation. Their address is 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;
●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaw. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, these provisions include:

●	the authorization of 50,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be established and shares of which may be issued by our Board of Directors at its discretion from time to time and without stockholder approval;
●	limiting the removal of directors by the stockholders;
●	allowing for the creation of a staggered board of directors;

●	eliminating the ability of stockholders to call a special meeting of stockholders; and
●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.